SECURITIES AND EXCHANGE COMMISSION
                          WASHINGTON, D.C.  20549

                               SCHEDULE 13D

                 Under the Securities Exchange Act of 1934


                      SUMMIT HOLDING SOUTHEAST, INC.
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                             (Name of Issuer)

             Shares of Common Stock, par value $0.01 per share
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                      (Title of Class of Securities)

                                 86607810
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                              (CUSIP NUMBER)

                        Greenlight Capital, L.L.C.
                               120 Broadway
                                 Suite 901
                         New York, New York  10271
                         Tel. No.: (212) 433-6025
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               (Name, Address and Telephone Number of Person
             Authorized to Receive Notices and Communications)

                            - with copies to -
                          Eliot D. Raffkind, P.C.
                 Akin, Gump, Strauss, Hauer & Feld, L.L.P.
                      1700 Pacific Avenue, Suite 4100
                         Dallas, Texas 75201-4618
                              (214) 969-2800

                               May 22, 1997
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          (Date of event which requires filing of this statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4) check the following box [ ]

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended ("Act"), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 86607810              13D                    Page 2 of 9 Pages

1    NAME OF REPORTING PERSONS
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

    Greenlight Capital, L.L.C.
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a) [   ]
                                                            (b) [   ]

3    SEC USE ONLY

4    SOURCE OF FUNDS*
     AF, WC

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEM 2(d) or 2(e)                                        [   ]

6    CITIZENSHIP OR PLACE OF ORGANIZATION
     Delaware

NUMBER OF           7    SOLE VOTING POWER           499,000
SHARES
BENEFICIALLY        8    SHARED VOTING POWER               0
OWNED BY
EACH                9    SOLE DISPOSITIVE POWER      499,000
REPORTING
PERSON WITH         10   SHARED DISPOSITIVE POWER          0

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     513,000

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                            [    ]

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     9.98%

14   TYPE OF REPORTING PERSON*
     CO

     *SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No. 86607810              13D                    Page 3 of 9 Pages


1    NAME OF REPORTING PERSONS
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

     David Einhorn

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*     (a) [   ]
                                                           (b) [   ]

3    SEC USE ONLY

4    SOURCE OF FUNDS*
     AF, WC

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEM 2(d) or 2(e)                                      [   ]

6    CITIZENSHIP OR PLACE OF ORGANIZATION
     Delaware

NUMBER OF           7    SOLE VOTING POWER           499,000
SHARES
BENEFICIALLY        8    SHARED VOTING POWER               0
OWNED BY
EACH                9    SOLE DISPOSITIVE POWER      499,000
REPORTING
PERSON WITH         10   SHARED DISPOSITIVE POWER          0

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     513,000

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                           [   ]

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     9.98%

14   TYPE OF REPORTING PERSON*
     IN


     *SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No. 86607810              13D                    Page 4 of 9 Pages


1    NAME OF REPORTING PERSONS
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

     Jeffrey A. Keswin

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*     (a) [   ]
                                                           (b) [   ]

3    SEC USE ONLY

4    SOURCE OF FUNDS*
     AF, WC

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEM 2(d) or 2(e)                                      [   ]

6    CITIZENSHIP OR PLACE OF ORGANIZATION
     USA

NUMBER OF           7    SOLE VOTING POWER           499,000
SHARES
BENEFICIALLY        8    SHARED VOTING POWER               0
OWNED BY
EACH                9    SOLE DISPOSITIVE POWER      499,000
REPORTING
PERSON WITH         10   SHARED DISPOSITIVE POWER          0

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     513,000

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                           [   ]

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     9.98%

14   TYPE OF REPORTING PERSON*
     IN


     *SEE INSTRUCTIONS BEFORE FILLING OUT

                               SCHEDULE 13D

     This Schedule 13D (the "Schedule 13D") is being filed on behalf of Greenlight Capital, L.L.C., a Delaware limited liability company
("Greenlight"), and Mr. David Einhorn and Mr. Jeffrey A. Keswin, the principals of Greenlight, relating to shares of Common Stock of Summit Holding Southeast Inc. (the "Issuer").

     This Schedule 13D relates to shares of Common Stock of the Issuer purchased by Greenlight for the account of (i) Greenlight Capital, L.P. ("Greenlight Fund"), of which Greenlight is the general partner, (ii) Greenlight Capital Offshore, L.P. ("Greenlight Offshore"), of which Greenlight acts as investment advisor, and (iii) Seedling Fund, L.P. ("Seedling"), of which Greenlight acts as investment advisor.

ITEM 1.   SECURITY AND ISSUER

     Securities acquired: Shares of Common Stock, par value $0.01 per share

          Issuer: Summit Holding Southeast, Inc.
                  2310 A-Z Park Road
                  Lakeland, Florida  33801
                  Tel. No. (941) 665-6060

ITEM 2.   IDENTITY AND BACKGROUND

          Greenlight Capital, L.L.C, a Delaware limited liability company, provides investment management services to private individuals and institutions and is located at 120 Broadway, Suite 901, New York, NY 10271. Messrs. Einhorn and Keswin are the principals of Greenlight. The principal occupation of both Mr. Einhorn and Mr. Keswin is investment management and they are both United States citizens. Their business address is 120 Broadway, Suite 901, New York, NY 10271. Neither Greenlight, Mr. Einhorn nor Mr. Keswin has been convicted in a criminal proceeding during the last five years. Neither Greenlight, Mr. Einhorn nor Mr. Keswin is and during the past five years was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result thereof, subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS

          As of May 30, 1997, Greenlight had invested (i) $4,684,715 in shares of Common Stock through Greenlight Fund, (ii) $1,798,756 in shares of Common Stock through Greenlight Offshore and (iii) $485,241 in shares of Common Stock through Seedling, all as described in Item 5 below. The source of these funds was the working capital of each of Greenlight Fund, Greenlight Offshore and Seedling, as the case may be.

ITEM 4.   PURPOSE OF THE TRANSACTION

          Greenlight, Mr. Einhorn and Mr. Keswin acquired shares of Common Stock for portfolio investment purposes and do not have any present plans or proposals that relate to or would result in any change in the business, policies, management, structure or capitalization of the Issuer, but Greenlight, Mr. Einhorn and Mr. Keswin reserve the right to consider or make such plans and/or proposals in the future. Greenlight, Mr. Einhorn and Mr. Keswin reserve the right to acquire, or dispose of, additional securities of the Issuer, in the ordinary course of business, to the extent deemed advisable in light of Greenlight's general investment and trading policies, market conditions or other factors. Greenlight may contact the Issuer and/or other shareholders regarding potential strategies to increase shareholder value. Other than as described above, neither Greenlight, Mr. Einhorn nor Mr. Keswin has present plans or proposals which would result in any of the following:

             1) any extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;

             2) any sale or transfer of a material amount of assets of the issuer or any of its subsidiaries;

             3) any change in the present board of directors or managers of the issuer;

             4) any material change in the present capitalization or dividend policy of the issuer;

             5) any other material change in the issuer's business or corporate structure;

             6) any change in the issuer's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

             7) causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an interdealer quotation system of a registered national securities association;

             8) causing a class of securities of the issuer to become eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

             9)       any action similar to any of those enumerated above.


ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER

           (b) As of May 30, 1997, Greenlight, Mr. Einhorn and Mr. Keswin are beneficial owners of 499,000 shares of Common Stock of the Issuer or 10.3% of the shares outstanding. The 499,000 shares described above are beneficially owned by Greenlight, Mr. Einhorn and Mr. Keswin for the account of the Greenlight Fund, Greenlight Offshore or Seedling, as the case may be.

          The number of shares beneficially owned by Greenlight, Mr. Einhorn and Mr. Keswin and the percentage of outstanding shares represented thereby have been computed in accordance with Rule 13d-3 under the Act.
The percentage of beneficial ownership of Greenlight, Mr. Einhorn and Mr. Keswin on May 30, 1997 is based on 5,000,000 outstanding shares of Common Stock as of May 21, 1997 as reported in the Issuer's Prospectus filed with the Commission pursuant to Rule 424(b)(4) under the Securities Act of 1933 on May 22, 1997.

          (b) Greenlight, Mr. Einhorn and Mr. Keswin for the account of each of Greenlight Fund, Greenlight Offshore and Seedling have the power to vote and dispose of the shares of Common Stock held by each such entity.

          (c) The transactions in the Issuer's securities by Greenlight during the last sixty days are listed as Annex A attached hereto and made apart hereof.

          (d) Not Applicable.

          (e) Not Applicable.

ITEM 6. CONTRACTS, ARRANGEMENT, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

          Not Applicable.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS

          Not Applicable.

                            ANNEX A


     Transaction       Buy/Sell   Quantity        Price per
        Date                      (shares)        Share ($)
     -----------      ---------   ---------       ---------
     5/22/97             Buy        15,000          13.375
     5/22/97             Buy        10,000          13.500
     5/22/97             Buy        15,000          14.000
     5/22/97             Buy        10,000          14.125
     5/22/97             Buy        15,000          14.125
     5/22/97             Buy         7,500          14.125
     5/22/97             Buy        13,400          13.375
     5/22/97             Buy         9,000          14.000
     5/22/97             Buy        27,600          14.063
     5/22/97             Buy         4,500          14.500
     5/22/97             Buy        10,000          13.500
     5/22/97             Buy        10,000          14.000
     5/22/97             Buy        10,000          14.125
     5/22/97             Buy        25,000          14.125
     5/22/97             Buy         5,000          14.500
     5/22/97             Buy        10,000          13.375
     5/22/97             Buy        20,000          13.000
     5/22/97             Buy        50,000          14.000
     5/22/97             Buy        50,000          14.000
     5/22/97             Buy        35,000          14.000
     5/22/97             Buy        25,000          14.125
     5/22/97             Buy        50,000          14.500
     5/22/97             Buy        50,000          14.500
     5/22/97             Buy        23,000          14.500
     5/22/97             Buy        10,500          11.000
     5/30/97             Sell       11,500          15.000

                                   499,000


                                 Signature

    After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated:                   June 2, 1997



                              Greenlight Capital, L.L.C.


                              By: /s/ Jeffrey A. Keswin
                                 ----------------------------------
                                 JEFFREY A. KESWIN, Managing Member



                              /s/ David Einhorn
                              -------------------------------------
                              David Einhorn



                              /s/ Jeffrey A. Keswin
                              -------------------------------------
                              Jeffrey A. Keswin